3/24

06005956

AB 3/23/06 *

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL PROCESSING SECTION RECEIVED MAR 01 2006 WASH, D.C. 152

SEC FILE NUMBER
8- 32743

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Vestor Capital Securities Corporation DBA VESTON CAPITAL CORPORATION FROM 1-1-05 TO 7-8-05

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

10 S. Riverside Plaza, Suite 1400
(No. and Street)

Chicago, (City) Illinois (State) 60606 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Brian C. Baker (312) 641-2400
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Dooley, Bradford R., CPA
(Name – *if individual, state last, first, middle name*)

220 S. State Street, (Address) Chicago, (City) Illinois (State) 60604 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
JUN 09 2006
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Brian C. Baker, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Vestor Capital Securities Corporation, as of December 31, 20 05, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Sworn and subscribed to me on the 27th day of February, 2006.

Signature

President

Title

Notary Public

OFFICIAL SEAL
MARTIN BUEHLER
NOTARY PUBLIC, STATE OF ILLINOIS
MY COMMISSION EXPIRES 9-13-2007

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

VESTOR CAPITAL SECURITIES CORPORATION

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2005

(FILED PURSUANT TO RULE 17a-5(d)

UNDER THE SECURITIES EXCHANGE ACT

OF 1934)

BRADFORD R. DOOLEY & ASSOCIATES
Accountants and Auditors
220 SOUTH STATE STREET - SUITE 1910
CHICAGO, ILLINOIS 60604

Member
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS
ILLINOIS CPA SOCIETY

TELEPHONE
(312) 939-0477

FAX
(312) 939-8739

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors
Vestor Capital Securities Corporation
Chicago, Illinois 60606

I have audited the accompanying statement of financial condition of Vestor Capital Securities Corporation as of December 31, 2005. This financial statement is the responsibility of the Company's management. My responsibility is to express an opinion on the financial statement based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Vestor Capital Securities Corporation as of December 31, 2005, in conformity with accounting principles generally accepted in the United States of America.

Certified Public Accountant

Chicago, Illinois
February 23, 2006

VESTOR CAPITAL SECURITIES CORPORATION
STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2005

ASSETS

Cash in bank		$ 192,414
Deposits with broker		61,002
Other assets		11,431
Total assets		$ 264,847

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities		
Accounts payable and accrued expenses		$ 25,441
Stockholder's Equity		
Common stock, voting no par value; authorized 1,000 shares; issued and outstanding 750 shares	$ 75,000	
Paid-in capital	49,511	
Retained earnings	114,895	
Total stockholder's equity		239,406
Total liabilities and stockholder's equity		$ 264,847

The accompanying notes to the financial statements are an integral part of this statement.

VESTOR CAPITAL SECURITIES CORPORATION
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2005

Organization

Description of the Company

Vestor Capital Securities Corporation (Vestor Securities) was incorporated in the State of Illinois on May 31, 2005. Vestor Securities is a wholly owned subsidiary of Vestor Capital Coporation (VCC) the parent Company. VCC has operated a broker/dealer and investment advisor since its formation in 1984.

Vestor Securities was created to operate as the broker-dealer successor to VCC which was effected by filing a "successor by amendment" as permitted under the Securities Exchange Act of 1934. Effective July 8, 2005, in connection with the reorganization, Vestor Securities acquired substantially all of the assets and liabilities of VCC's broker-dealer operations.

Basis of Presentation

The accompanying financial statements are presented on a nonconsolidated basis and represent the assets of Vestor Securities only. The statement of operations include the activities of the broker/dealer for the entire year of 2005 which operated under VCC from January 1, 2005 through July 8, 2005 and operated as Vestor Securities from July 8, 2005 through December 31, 2005.

Summary of Significant Accounting Policies

Vestor Capital Securities Corporation (Vestor Securities) is a registered securities broker/dealer. Customer accounts are carried with Pershing, LLC on a fully disclosed basis pursuant to an agreement with Vestor Securities.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements, as well as the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Commission income is earned and recorded on the settlement date of the transaction.

For purposes of the statement of cash flows, the Company considers all cash on hand, amounts due from banks and short-term investments to be cash equivalents.

The Company has elected S Corporation status for federal income tax purposes as a qualified Subchapter S subsidiary. Income taxes are therefore the responsibility of the Company's shareholders. Therefore, no provision for or benefits from income taxes have been included in these financial statements.

VESTOR CAPITAL SECURITIES CORPORATION
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2005

Net Capital Requirements

Pursuant to Rule 15c3-1 of the Securities and Exchange Commission, the Company is required to maintain "net capital" equal to the greater of $50,000 or 6 2/3% of the "aggregate indebtedness", as these terms are defined. Net capital changes from day to day, but at December 31, 2005, the Company had net capital and net capital requirements of $208,975 and $50,000 respectively. The net capital rule may effectively restrict the payment of cash dividends.

Related Party Transactions

Vestor Securities is obligated for payments to registered personnel along with various other direct expenses.

Vestor Securities has entered into an expense sharing agreement with VCC, the Parent whereby VCC has agreed to pay reasonably agreed upon overhead and operating expenses and liabilities of Vestor Securities.

During the period of July 8, 2005, (reorganization) through December 31, 2005, VCC paid the following amounts on behalf of Vestor Securities and Vestor Securities paid these amounts to VCC:

Officers Salaries	$ 18,000
Staff Salaries	40,200
Telephone	16,800
Stationery	3,900
Rent	16,800
Equipment and leasehold repairs	2,400
Quote	9,600
Professional fees	3,900
Insurance	9,000
Other expenses	4,200
Depreciation/equipment usage	4,200
Total	$ 129,000